September 28, 2017
Via E-mail and EDGAR:

Cecilia Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Discovery Communications, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 18, 2016
File No. 1-34177

Dear Ms. Blye:
Set forth below is Discovery Communications, Inc.'s (the “Company”, "we" or "our") response to the Securities and Exchange Commission Staff's (“SEC” or the “Staff”) comment given by letter, dated September 1, 2017 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 14, 2017 ("Form 10-K"). For ease of reference, we have repeated the Staff's comment preceding our response. Please let us know if we can provide additional information to assist in the review process.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

Comment 1: Recent news reports state that you have partnerships with beIn Media Group and OSN and that both beIN and OSN operate in Syria. The beIN.net website indicates that beIN has dealers in Sudan and Syria and distributes Discovery Communications’ content such as Animal Planet. The OSN.com website indicates that OSN distributes Animal Planet in Sudan.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response

Discovery Communications, Inc. (the "Company") respectfully advises the Staff that it has not had any agreements and/or commercial arrangements with the governments of either Syria or Sudan during the last three fiscal years or the six months ended June 30, 2017 (the “Applicable Period”) and has no current or anticipated agreements and/or commercial arrangements with the governments of either Syria or Sudan. Furthermore, the Company has no offices, employees, or ongoing operations in either country. The Company has entered into a very small number of license and distribution agreements that cover larger territories, including regional agreements covering parts of the Middle East and Africa which include Syria and Sudan and the Company has made certain intellectual property filings in Syria and Sudan to protect intellectual property assets. We have diligently analyzed and concluded that all of these activities are undertaken in compliance with applicable law and guidance promulgated by the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”).

The Company is a global media company that develops, produces, and distributes programming content across multiple distribution platforms, including linear platforms such as pay-television, free-to-air and broadcast television, and various digital distribution platforms around the world, in over 220 countries and territories. The Company and its subsidiaries enter into content license and distribution agreements with television operators and other distributors, who may sell cable subscriptions or otherwise distribute content and channels.

The Company is committed to compliance with all applicable laws, including U.S. economic sanctions and export control requirements. The Company has adopted policies and systems to support our compliance requirements. It is the Company's practice to consult with and obtain legal advice from outside counsel experienced in matters of United States law relating to sanctions, embargoes and similar trade restrictions with respect to countries that may be viewed as state sponsors of terrorism or otherwise subject to trade restrictions.

Distribution and Licensing Agreements

Company subsidiaries regularly enter into license and distribution agreements that cover large territories. During the Applicable Period, Company subsidiaries entered into a very small number of regional licensing and distribution agreements with counterparties in the United States, United Arab Emirates or Qatar that cover large territories across Africa and/or the Middle East and include Syria and/or Sudan within the licensed territory. These indirect contacts with Sudan or Syria are set forth below:

•	A programming distribution agreement with Gulf DTH FZ LLC (“OSN”) to distribute multiple cable networks in approximately 20 countries in the Middle East and Africa.

•
A programming distribution agreement with BEIN Sports Mena WLL (“beIN”) to distribute multiple cable networks in approximately 20 countries in the Middle East and Africa. This agreement allows distribution into Sudan and Syria. We have not been able to confirm whether beIN has channels that are actually distributed into those countries during the Applicable Period.

•
A programming license agreement with Image Nation Abu Dhabi FZ LLC to license up to 450 hours of fully created and pre-existing television programming for use on a free to air channel distributed in approximately 20 countries in the Middle East and Africa, including Sudan and Syria.

•
A programming license agreement with BHS Telecommunication FZE ("BHS") to license up to 264 hours of fully created and pre-existing television programming for use on a free to air channel distributed in approximately ten countries in the Middle East and Africa, including Sudan and Syria. As of June 30, 2017, the Company has not recognized any revenue from this agreement.

•
A programming license agreement with Hawa Limited to license up to 110.5 hours of fully created and pre-existing television programming for use on a free to air channel distributed in approximately 20 countries in the Middle East and Africa, including Sudan and Syria.

•
A format license agreement with Imagic Productions FZ LLC (“Imagic”) to provide an option for Imagic to enter into a further agreement to produce a program based on a pre-existing format owned by the Company. If Imagic were to exercise the option and enter into a further long form agreement, the agreement would include a license for Imagic to use the format in a program for television channel distribution in approximately 20 countries in the Middle East and Africa. As of June 30, 2017, the Company has not recorded revenue in connection with this agreement as it was finalized and executed in August 2017. The Company has not entered into a long form agreement with Imagic for use of the format, and any such arrangement will be reviewed and structured in compliance with OFAC requirements.

•
Two programming license agreements with Middle East Broadcasting Network to license up to 31 hours of fully created and pre-existing television programming for use on a free to air channel distributed in approximately 20 countries in the Middle East and Africa.

•
A programming license agreement with Tanweer Films FZ LLC to license up to 108 hours of fully created and pre-existing television programming for use on a free to air channel distributed in approximately 20 countries in the Middle East and Africa.

In addition, in the course of auditing subscriber data to calculate the revenue summary below, we identified a distributor in the region that is authorized to distribute into multiple countries that do not include Sudan or Syria.  The subscriber reporting for that distributor reflects a small number of subscribers in Sudan, which are not authorized by the contract.  We have notified the distributor to cease the distribution and they have confirmed that they will not distribute outside the authorized territories going forward, but note that the unauthorized distribution was of fully created and pre-existing programming, similar to the licensed activities summarized above, and the distribution would comply with OFAC requirements on the same basis.

Moreover, the Company’s channel and content distribution activities in Sudan and Syria comply with the “informational materials” exemption to the U.S. economic sanctions and export controls regimes. Under the Berman Amendment to the International Emergency Economic Powers Act, 50 U.S.C. 1701 et seq. (“IEEPA”), U.S. economic sanctions and export control regimes do not regulate or prohibit the export of pre-existing informational materials such as the television programming content that is licensed by Company subsidiaries.  This informational materials exemption was passed by Congress to allow informational materials to be exported, and sold on a commercial basis, and provides that the authority granted to the President by IEEPA does not include the authority to regulate or prohibit, directly or indirectly, “. . . the importation from any country, or the exportation to any country, whether commercial or otherwise, regardless of format or medium of transmission, of any information or informational materials . . . .” 50 U.S.C. 1702(b)((3). This exemption was explicitly incorporated into the Syria and Sudan sanctions regulations. See Syria Sanctions Regulations Section 542.211(b) (31 CFR 542.211(b); Sudanese Sanctions Regulations Section 538.212(c) (31 CFR 538.212(c)). In addition, some of these transactions may qualify under OFAC’s “general inventory rule” because the programming is available in Syria and Sudan only through third party distributors, the percentage of total distribution to Sudan and/or Syria under the applicable agreement is minimal, and the programming and channels covered by the distribution agreements with third country distributors are not specifically intended or targeted toward either country.

Intellectual Property Filings

We have made filings to protect our intellectual property in Syria and Sudan. These intellectual property filings comply with OFAC requirements. OFAC has issued a general license that authorizes transactions related to patents, trademarks, copyrights, and other intellectual property protection. (See Syria Sanctions Regulations Section 542.520 (31 CFR 542.520); Sudanese Sanctions Regulations Section 538.514 (31 CFR 538.514).)

As noted above, we have diligently analyzed and concluded that the limited distribution or licensing of our pre-existing programming under the agreements above are consistent with OFAC regulations exemptions, and that our intellectual property filings comply with the requirements of the OFAC general license for intellectual property protection. It is the Company's practice to consult with and obtain legal advice from outside counsel experienced in matters of United States law relating to sanctions, embargoes and similar trade restrictions with respect to countries that may be viewed as state sponsors of terrorism or otherwise subject to trade restrictions.

While the Company's diligence regarding historical contact for purposes of this letter has focused on the three fiscal years ended December 31, 2016 and the subsequent interim period ended June 30,2017, the Company believes that its contact with Syria and Sudan in prior periods was consistent in nature and scope with the very limited contact described in this letter.

We also note that, although Sudan has not yet been removed from the list of state sponsors of terrorism, pursuant to an OFAC general license issued on January 17, 2017, U.S. persons are currently generally permitted to transact with individuals and entities in Sudan. (See Sudanese Sanctions Regulations Section 540 (31 CFR 538.540).) Further, Executive Order 13761, dated January 13, 2017, as amended by Executive Order 13804, provides for revocation of the underlying authorities for the sanctions on Sudan by October 12, 2017, unless the criteria for revocation are not satisfied.

We do not anticipate having significant business activities in Syria or the Sudan in the foreseeable future.

Comment 2: Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities, for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business in the U.S. - designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response
The contracts described above are not material to our business, either individually or in the aggregate. The Company has considered both quantitative and qualitative factors, such as the impact of such business activities on the Company’s reputation and share value, with respect to its business services in Sudan and Syria, as described above. The activities are not quantitatively material to the financial statements of the Company, and we do not believe these activities are likely to be viewed by investors as qualitatively material.

Quantitative Factors

The revenue under all of the agreements summarized above is not material to our financial results, even when aggregated. During the Applicable Period, the Company estimates that revenues generated from Syria and Sudan are less than $63,000 per period, or $180,000 in aggregate over three and a half years. The analysis below provides the estimated revenue allocable to programming distribution into Sudan and Syria pursuant to the agreements described in our response to Comment 1.

	Six Months Ended	Year Ended December 31,
dollars in thousands	June 30, 2017	2016	2015	2014	Total
Total customer revenue from agreements described above	$19,813	$36,250	$26,491	$24,420	$106,974
Percentage of consolidated revenue:	0.59%	0.56%	0.41%	0.39%
Estimated revenue - Sudan & Syria	5	62	53	56	176
Percentage of consolidated revenue:	0.0001%	0.0010%	0.0008%	0.0009%
Total accounts receivable from agreements described above	$4,786	$3,395	$3,704	$2,330	14,215
Estimated accounts receivable - Sudan & Syria	$1	$6	$7	$5	19

Revenue related to Sudan & Syria includes estimates for customers whose remittances do not include country specific information. These estimates are based on Sudan and Syria subscriber data from the two largest customers that comprise over 80% of the total revenue in the table above.

The cost of administering these agreements, and of making the intellectual property filings noted above are also not material to our results, even when aggregated.

Qualitative Factors

We respectfully submit that we do not believe a reasonable investor would consider the contracts and business arrangements described in our response to Comment 1 to be qualitatively important in making an investment decision or otherwise present an investment risk. We believe that our investors understand that we likely will have contacts with countries that are targeted by OFAC sanctions based on our global distribution model and footprint. To date, the Company has not received any inquiries or complaints from investors relating to the contracts and business arrangements described in our response to Comment 1, nor has the Company, to our knowledge, experienced any negative publicity or damage to our reputation associated with these limited activities.

The contracts and business arrangements described in our response to Comment 1 do not involve assets or investments within Syria or Sudan that are at risk of seizure or other loss that could present a material investment risk to our investors. Further, other than accounts receivable related to the distribution agreements described above, the Company has no assets or liabilities in Syria or the Sudan. The Company believes that investors are not likely to view this as important in making an investment decision regarding the Company's securities.

Should you have any questions regarding this matter, please contact me at (240) 662-2425 or Kurt_Wehner@discovery.com.
/s/ KURT T. WEHNER
Kurt T. Wehner
Executive Vice President and Chief Accounting Officer, Discovery Communications, Inc.
cc: David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.;
Gunnar Wiedenfels, Chief Financial Officer, Discovery Communications, Inc.;
Bruce Campbell, Chief Development, Distribution and Legal Officer, Discovery Communications, Inc.;
Savalle Sims, Executive Vice President and General Counsel, Discovery Communications, Inc.;
Stephanie Marks, Senior Vice President, Securities Law and Corporate Secretary, Discovery Communications, Inc.;
Larry Spirgel, Assistant Director, Securities and Exchange Commission;
Daniel Leslie, Staff Attorney, Securities and Exchange Commission;
Stefanie Kane, Partner, PricewaterhouseCoopers LLP